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            [LETTERHEAD OF INTERCOAST ENERGY COMPANY APPEARS HERE]


                                January 31, 1997




Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

ATTENTION:  Sarah Cunningham
            Mail Stop 3-10

     Re:  InterCoast Energy Company
          (Commission File No. 001-11909)

Dear Sir or Madam:

     InterCoast Energy Company, a Delaware corporation (the "Company"), hereby files this application for the withdrawal of its Registration Statement on Form 8-A filed with the Commission under Section 12(b) of the Securities Exchange Act of 1934. Contemporaneously herewith, the Company is filing an Application for Withdrawal of Registration Statement in connection with its Registration Statement on Form S-1 (File No. 333-4525). The Company no longer intends to proceed with its proposed public offering of securities pursuant to such Registration Statement on Form S-1.

     If you should have any questions or need anything further, please contact the undersigned at your earliest convenience at (515) 281-2693. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Company has caused this application to be signed in its behalf by the undersigned duly authorized officer of the Company.

                                        InterCoast Energy Company



                                        By:  /s/ DENNIS H. MELSTAD
                                           _____________________________
                                              Dennis H. Melstad
                                              Vice President